mn



SI 12062418 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65839

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Americas Growth Capital, LLC d/b/a AGC Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 High Street 22nd Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Stumpf 617-261-4117 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

AUG 29 2012

Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. Benjamin Howe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Americas Growth Capital, LLC d/b/a AGC Partners, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO, Co-founder

Title

Notary Public



ADAM DWORKIN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
December 21, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


WOLF
& COMPANY, P.C.

America's Growth Capital, LLC

Financial Statement

Year Ended June 30, 2012


WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Member and Management of America's Growth Capital, LLC:

We have audited the accompanying statement of financial condition of America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company"), a Delaware Limited Liability Company and a wholly-owned subsidiary of America's Growth Capital Holdings, LLC, as of June 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of America's Growth Capital, LLC as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
August 16, 2012

MEMBER OF PKF NORTH AMERICA,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

99 HIGH STREET BOSTON, MA 02110-2320 P 617-439-9700
WOLFANDCO.COM

America's Growth Capital, LLC

Statement of Financial Condition

June 30, 2012

Assets

Cash and cash equivalents	$ 1,403,153
Certificates of deposit (restricted portion $267,317)	309,068
Securities owned, at fair value	4,380,631
Non-marketable investments	1,388,773
Accrued interest receivable	55,542
Investment banking fees receivable	168,342
Other receivables	36,000
Due from related parties, non-interest bearing	453,123
Prepaid expenses and other current assets	199,194
Deposits	85,424
Property and equipment, net	935,300
Total assets	$ 9,414,550

Liabilities and Member's Equity

Liabilities:	
Accounts payable	$ 41,837
Accrued compensation	988,803
Deferred rent and lease incentive	1,139,983
Deferred revenue	784,476
Other liabilities	168,075
Total liabilities	3,123,174
Member's equity	6,291,376
Total liabilities and member's equity	$ 9,414,550

See independent auditors' report and accompanying notes to financial statement.

America's Growth Capital, LLC

Notes to the Financial Statement

Year Ended June 30, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

America's Growth Capital, LLC (the "Company') was incorporated January 8, 2003 under the laws of the State of Delaware (d/b/a AGC Partners) and is a limited liability company. America's Growth Capital Holdings, LLC (the "Member" or "Parent") is the Company's sole member. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages principally in investment banking services for its clients around the globe.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of the Company. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Banking Fees Receivable

Investment banking fees receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is no allowance for doubtful accounts at June 30, 2012.

Deferred Revenue

In the ordinary course of business, the Company invoices and collects upfront, non-refundable retainer fees in connection with certain of its service engagements. The retainer fees are deferred and recognized ratably over the estimated term of the engagement.

Income Taxes

The Company is a wholly-owned limited liability company. Accordingly, the Company does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its Parent. The Company does not pay income taxes to its Parent nor does it have a tax sharing agreement with its Parent. Management does not have the intention of changing these facts. Thus, income taxes are not presented in its statement of financial condition.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. There are no uncertain tax positions that require accrual or disclosure at June 30, 2012. The Company records interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended June 30, 2012.

The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the years ended June 30, 2009 through 2012. The years open to examination by state taxing authorities vary by jurisdiction; no years prior to 2009 are open.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives.

	Life in Years
Hardware	2 years
Software	2 years
Furniture and fixtures	5 - 7 years

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease life. The remaining lives of fixed assets are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstance so warrant. Repair and maintenance expenditures are charged to operations as incurred.

Securities Owned Valuation

Investments in corporate debt and marketable equity securities which are traded on a national securities exchange are valued at fair value based on the last reported sales price on the last business day of the period.

Fair Value Hierarchy

The Company groups its assets and liabilities, generally measured at fair value, in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value Hierarchy (concluded)

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

3. SECURITIES OWNED

Securities owned, at fair value, consist of the following at June 30, 2012:

Corporate bonds:	
Financial services	$ 1,324,532
Technology	1,035,010
Consumer goods	738,474
Consumer services	326,444
Telecommunications	200,618
Pharmaceutical	196,953
Other	554,957
	4,376,988
Marketable equity securities:	
Common stock	3,643
	$ 4,380,631

4. NON-MARKETABLE INVESTMENTS

At June 30, 2012, investments of $1,388,773 consist of non-marketable warrants in two private companies and stock in a private company. The warrants and stock were received as all or a portion of investment banking revenue. See Note 6.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2012:

Hardware	$ 297,379
Software	4,178
Furniture and fixtures	234,542
Leasehold improvements	919,612
	1,455,711
Less: accumulated depreciation and amortization	(520,411)
	$ 935,300

In connection with a new office lease which commenced in August 2011, the Company incurred approximately $916,000 of construction costs. Under the terms of the lease, the Company was reimbursed by the landlord for $827,820 in construction costs. The reimbursements were recorded as deferred lease incentives on the statement of financial condition and are being amortized through rent expense over the lease term.

6. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of June 30, 2012:

	Level 1	Level 2	Level 3	Total Fair Value
Assets:				
Marketable equity securities	$ 3,643	$ -	$ -	$ 3,643
Corporate bonds	-	4,376,988	-	4,376,988
Warrants	-	-	265,715	265,715
Private company stock	-	-	1,123,058	1,123,058
	$ 3,643	$ 4,376,988	$ 1,388,773	$ 5,769,404

Marketable equity securities are valued using the closing market price.

Corporate bonds are valued using market inputs including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and the reference date including market research publications, plus observations of equity and credit default swap curves related to the issuer as applicable.

FAIR VALUE MEASUREMENTS (concluded)

The fair values of the warrants and private company stock are calculated using the market approach. Generally, enterprise values of publicly-traded from comparable companies with generally similar business characteristics and operating performance are used to calculate a medium revenue multiple. This multiple is applied to the issuing companies revenue to estimate enterprise value. The resulting estimated enterprise value is used to estimate the value of shares held by the Company.

During 2012, the Company determined that the warrants in two private companies were worthless, based on the fact that the companies declared bankruptcy.

In such instances that the Company receives an offer to sell either their warrants or private company stock, the Company generally will use the offer price as a basis for revaluing these investments in place of the above mentioned methods.

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of July 1, 2011	$ 1,450,448
Non-marketable securities received as investment banking revenue	200,000
Net realized and unrealized losses	(261,675)
Balance as of June 30, 2012	$ 1,388,773
Change in net realized and unrealized losses for investments still held at June 30, 2012	$ (261,675)

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

7. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to such risk include cash and cash equivalents, which may exceed insured limits. The Company has not experienced losses associated with any such concentrations, and the financial statements do not include any reserves for such risks.

8. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under operating lease and sublease agreements expiring through May 2018. Deferred rent represents the cumulative difference between the recognition of rent expense on a straight-line basis over the life of the lease and the cumulative rent payments made.

The Company also utilizes certain equipment under the terms of operating leases expiring through October of 2014.

Future minimum lease payments required under operating lease agreements for the years ended June 30 are as follows:

2013	$ 828,160
2014	823,073
2015	678,651
2016	656,507
2017	669,155
Thereafter	613,392
Total minimum lease payments	$ 4,268,938

In the normal course of business, the Company may enter into underwriting commitments. There are no transactions relating to such underwriting commitments that were open at June 30, 2012.

The Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

COMMITMENTS AND CONTINGENCIES (concluded)

Under the terms of the Company's office lease, the Company entered into an irrevocable standby letter of credit in the amount of $267,317 for use as a security deposit. The standby letter of credit is secured by the Company's certificate of deposit. The standby letter of credit may decrease to $106,927 in September 2014, if the Company satisfies the reduction conditions in the lease and will remain at that level until the lease expires on May 31, 2018.

9. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At June 30, 2012, the Company had net capital of $2,484,110, which is $2,275,898 in excess of its required net capital of $208,212, and the Company's aggregate indebtedness to net capital ratio was 1.26 to 1.

10. RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Parent. The Company has amounts due from Parent totaling $453,177 at June 30, 2012, which relate to tax payments made on behalf of members of its Parent and advances made on behalf of its Parent to America's Growth Capital Europe, LLP, a wholly-owned subsidiary of its Parent, related to start-up costs.

11. CONCENTRATIONS

Given the nature of the Company's business, a substantial portion of the Company's revenues may be received from a small number of customers. For the year ended June 30, 2012, no individual customer represented 10% or more of the Company's revenues. Two customers accounted for 12% of the Company's revenues for the year ended June 30, 2012. Investment banking fees receivable from one customer represented 59% of total investment banking fees receivable. The amount due from this one customer was collected subsequent to year end.

12. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") offered to substantially all of its employees. The Company made no contribution to the Plan for the year ended June 30, 2012.